Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION AND APPOINTMENT

OF EMPLOYEE REPRESENTATIVE SUPERVISORS

Resignation of Supervisors

The board of directors (the “Board”) of PetroChina Company Limited (the “Company” or “PetroChina”) hereby announces that Mr Yao Wei, a supervisor of the Company, has tendered his resignation as an employee representative supervisor due to his age. His resignation took effect on 16 May 2016. Mr Liu Hehe, a supervisor of the Company, has tendered his resignation as an employee representative supervisor due to his work change. His resignation took effect on 16 May 2016.

Mr Yao Wei and Mr Liu Hehe confirm that they have no disagreement with the Board and the supervisory committee of the Company (the “Supervisory Committee”) during their terms of office and there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

The Supervisory Committee would like to take this opportunity to thank Mr Yao Wei and Mr Liu Hehe for their contributions to the Company during their terms of office as supervisors of the Company.

Appointment of Supervisors

The board is pleased to announce that Mr Liu Xianhua and Mr Li Wendong were elected as the employee representative supervisors by the employee representatives in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company, whose terms of office shall be three years. Mr Liu Xianhua and Mr Li Wendong will not receive any remuneration from the Company in respect of their service as an employee representative supervisor of the Company.

The biographical details of Mr Liu Xianhua and Mr Li Wendong are as follows:

Liu Xianhua, aged 53, is currently the general manager of PetroChina Liaoning Marketing Company. Mr. Liu is a professor-level senior economist and has a master degree. He has over 30 years of working experience in oil and chemical industry of the PRC. In May 2005, he was appointed as the general manager of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager of PetroChina Northeast Marketing Company. From December 2015, he was appointed as the general manager of PetroChina Liaoning Marketing Company.

Li Wendong, aged 52, is currently the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. Mr Li is a professor-level senior engineer and has a master degree. He has over 35 years of working experience in oil and gas industry of the PRC. In January 2006, he was appointed as the deputy director of China Petroleum Pipeline Bureau. In August 2011, he was appointed as the chief executive of PetroChina West Pipeline Company. In November 2013, he was appointed as the general manager of PetroChina West Pipeline Company. From March 2016, he was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company.

As at the date of this announcement, save as disclosed above, neither Mr Liu Xianhua nor Mr Li Wendong: (i) holds any directorship in other public listed companies within the past three years; (ii) has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company.

As at the date of this announcement, Mr Liu Xianhua holds or is deemed to hold interests in the following shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong: 2,300 A shares of the Company are held by Mr. Liu Xianhua’s wife.

Save as disclosed above, Mr. Liu Xianhua does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

As at the date of this announcement, save as disclosed above, Mr Li Wendong does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

There is no information about Mr Liu Xianhua and Mr Li Wendong to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

17 May 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.